SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2009

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100140

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

Exhibit Number		Page Number
1.1	Circular regarding the proposed amendment to Articles of Association, dated January 23, 2009.	A-1

1.2	Notice of the extraordinary general meeting, dated January 23, 2009.	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; any decisions by the Chinese government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: January 23, 2009	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION

A letter from the Board of China Telecom Corporation Limited is set out on pages 2 to 3 of this circular.

A notice dated 23 January 2009 convening an extraordinary general meeting of the Company to be held at 31 Jinrong Street, Xicheng District, Beijing, PRC at 10:00 a.m. on Thursday, 12 March 2009 is set out on pages 4 to 5 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

23 January 2009

CONTENTS

Page
Definition	A-3

Letter from the Board	A-4

Notice of the Extraordinary General Meeting	A-6

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Articles of Association”	the articles of association of the Company

“Board”	the board of directors of the Company

“Company”	China Telecom Corporation Limited ( ), a joint stock limited company, listed on the main board of The Stock Exchange of Hong Kong Limited, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information services business

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be convened on 12 March 2009, the notice of which is set out in this circular, or any adjournment thereof

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, Macau and Taiwan)

“Shareholders”	the shareholders of the Company

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Wang Xiaochu	31 Jinrong Street
Shang Bing	Xicheng District
Wu Andi	Beijing 100140, PRC
Zhang Jiping
Zhang Chenshuang	Place of business in Hong Kong:
Yang Xiaowei	38th Floor
Yang Jie	Dah Sing Financial Centre
Sun Kangmin	108 Gloucester Road
Wanchai, Hong Kong
Non-executive Director:
Li Jinming

Independent Non-executive Directors:
Wu Jichuan
Qin Xiao
Tse Hau Yin, Aloysius
Cha May Lung, Laura
Xu Erming

23 January 2009

To the shareholders

Dear Sir or Madam,

PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolution to be approved at the EGM relating to the proposed amendment to the Articles of Association of the Company.

2.	PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION

China Telecom has been permitted by the Ministry of Industry and Information Technology of the PRC to operate the CDMA2000 3G mobile business. For timely launch of the 3G mobile business to better satisfy the customers’

LETTER FROM THE BOARD

ever-increasing diverse needs for integrated information services, while endeavoring to offer more premium services to customers and promote the Company’s long term sustainable development, the Company needs to amend the Articles of Association correspondingly to include the CDMA2000 3G mobile business in its scope of business.

The proposed amendment to the Articles of Association is subject to the approval of the Shareholders by way of a special resolution at the EGM. Details of the proposed amendment to the Articles are set out in the resolution in the notice of the EGM set out on pages 4 to 5 of this circular.

3.	EGM

A notice convening the EGM is set out on pages 4 to 5 of this circular. The relevant forms of proxy and attendance slip are enclosed. Shareholders who intend to attend the EGM are required to return the attendance slip to the Company on or before 19 February 2009.

Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to (for holders of domestic shares of the Company) the Company’s office of the Board of Directors, 31 Jinrong Street, Xicheng District, Beijing 100140, PRC or (for holders of H shares) Computershare Hong Kong Investor Services Limited, Room 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

4.	RECOMMENDATION

The Board of Directors considers that the proposed amendment to the Articles of Association of the Company is in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolution to be proposed at the EGM.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 31 Jinrong Street, Xicheng District, Beijing, PRC at 10:00 a.m. on 12 March 2009 to consider and, if thought fit, pass the following businesses:

SPECIAL RESOLUTION

“THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

In the Article 13 of the Articles of Association, substitute the phrase “engage in second generation 800MHz CDMA digital cellular mobile communications business in the People’s Republic of China” with “engage in second generation 800MHz CDMA digital cellular mobile communications business and third generation CDMA2000 digital cellular mobile communications business in the People’s Republic of China”, and THAT any director of the Company be and is hereby authorized to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment to the Articles of Association.”

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC, 23 January 2009

Notes:

(1)	China Telecom has been permitted by the Ministry of Industry and Information Technology of the PRC to operate the CDMA2000 3G mobile business. For timely launch of the 3G mobile business to better satisfy the customers’ ever-increasing diverse needs for integrated information services, while endeavoring to offer more premium services to customers and promote the Company’s long term sustainable development, the Company needs to amend the Articles of Association correspondingly to include the CDMA2000 3G mobile business in its scope of business.

(2)	Concerning the above resolution, as the Articles of Association only exist in Chinese, the Chinese text of the relevant proposed resolution shall prevail over the English text.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

(3)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:30 p.m. on 9 February 2009 and then register as shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

(4)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder.

(5)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares or to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

Room 1806-1807, 18th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

(6)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(7)	The registration procedure for attending the extraordinary general meeting:

(a)	shareholders attending the extraordinary general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the extraordinary general meeting.

(b)	shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 19 February 2009.

(8)	Closure of the register of members:

The register of members of the Company will be closed from 10 February 2009 to 12 March 2009 (both days inclusive).

(9)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(10)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District

Beijing 100140

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

(11)	As of the date of this notice, the Board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 31 Jinrong Street, Xicheng District, Beijing, PRC at 10:00 a.m. on 12 March 2009 to consider and, if thought fit, pass the following businesses:

SPECIAL RESOLUTION

“THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

In the Article 13 of the Articles of Association, substitute the phrase “engage in second generation 800MHz CDMA digital cellular mobile communications business in the People’s Republic of China” with “engage in second generation 800MHz CDMA digital cellular mobile communications business and third generation CDMA2000 digital cellular mobile communications business in the People’s Republic of China”, and THAT any director of the Company be and is hereby authorized to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment to the Articles of Association.”

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC, 23 January 2009

B-1

Notes:

(1)	China Telecom has been permitted by the Ministry of Industry and Information Technology of the PRC to operate the CDMA2000 3G mobile business. For timely launch of the 3G mobile business to better satisfy the customers’ ever-increasing diverse needs for integrated information services, while endeavoring to offer more premium services to customers and promote the Company’s long term sustainable development, the Company needs to amend the Articles of Association correspondingly to include the CDMA2000 3G mobile business in its scope of business.

(2)	Concerning the above resolution, as the Articles of Association only exist in Chinese, the Chinese text of the relevant proposed resolution shall prevail over the English text.

(3)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:30 p.m. on 9 February 2009 and then register as shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

(4)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder.

(5)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares or to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

Room 1806-1807, 18th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

(6)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(7)	The registration procedure for attending the extraordinary general meeting:

(a)	shareholders attending the extraordinary general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the extraordinary general meeting.

(b)	shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 19 February 2009.

(8)	Closure of the register of members:

The register of members of the Company will be closed from 10 February 2009 to 12 March 2009 (both days inclusive).

(9)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

B-2

(10)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District

Beijing 100140

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

(11)	As of the date of this notice, the Board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

B-3